UCP, Inc.

6489 Camden Avenue, Suite 204

San Jose, California 95120

July 12, 2013

VIA EDGAR AND EMAIL

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	UCP, Inc.

Registration Statement on Form S-1 (File No. 333-187735)

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UCP, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement, as then amended, effective as of 2:00 p.m., Eastern Time, on Wednesday, July 17, 2013, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have jointed in this request for acceleration.

In connection with this request, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, the Company respectfully requests that this event be orally confirmed with its counsel, Sidley Austin LLP, by calling Bart Sheehan at (212) 839-8652.

Very truly yours,

UCP, Inc.

By:	/s/ Dustin L. Bogue
Name: Dustin L. Bogue
Title: President and Chief Executive Officer

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Zelman Partners LLC

330 Madison Avenue, 20th Floor

New York, New York 10017

July 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UCP, Inc.
Registration Statement on Form S-1
Registration File No. 333-187735

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of UCP, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on July 17, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 8, 2013:

(i)	Dates of distribution: July 8, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 1200

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 65

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. DEUTSCHE BANK SECURITIES INC. ZELMAN PARTNERS LLC

Acting severally on behalf of themselves and the several underwriters

Citigroup Global Markets Inc.

By:	/s/ Richard Moriarty
Name:	Richard Moriarty
Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Jeffrey Rosichan
Name:	Jeffrey Rosichan
Title:	Managing Director

By:	/s/ John Reed
Name:	John Reed
Title:	Director

Zelman Partners LLC

By:	/s/ David Zelman
Name:	David Zelman
Title:	President

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